April  29, 2011

Via Edgar
Peggy Kim
Special Counsel
Office of Mergers and Acquisitions
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-7010

Re:	AFH Acquisition IV, Inc. Schedule 14F-1 Filed April 21, 2011 File No. 5-83938

Dear Ms. Kim:

On behalf of AFH Acquisition IV, Inc., a Delaware corporation (the “Company”), the undersigned hereby provides the Company’s responses to the letter dated April 26, 2011 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”).   The Company’s responses to the Staff’s comment letter, below, are in identical numerical sequence.  For the convenience of the Commission, each comment is repeated verbatim with the Company’s response immediately following.

Schedule 14F-l

General

1.           Comment:  We note that the issuer, a shell company, will merge with Emmaus, a private operating company, and that Emmaus will have voting and operating control of the combined company. Please file a Form 8-K that includes Items 2.01, 5.01, 5.06 and 9.01.

 Response:  Items 2.01, 5.01, 5.06 and 9.01 of Form 8-K require disclosure of information when an event or transaction has occurred or been completed.   As such, the Company will file a Form 8-K in accordance with its instructions upon the consummation of the merger.

2.           Comment:  Please advise us as to why shareholder approval is not required in connection with the merger.

 Response:  The Schedule 14F-1 states that no action is required by the stockholders of the Company in connection with the Information Statement.  The reference to the “Company” means AFH Acquisition IV, Inc.   Since the merger is with a subsidiary of AFH Acquisition IV, Inc., then the approval of the stockholders of AFH Acquisition IV, Inc. is not required.

3.           Comment: Please advise us as to why an amendment to the Schedule 13D was not filed by Mr. Heshmatpour, or file the amendment immediately. According to Amendment No. 1 to the Schedule 13D filed by Mr. Heshmatpour on August 8, 2008, his beneficial ownership was 100%; however, in the Schedule 14F-l, his ownership is 89.6%.

 Response:  Please note that a Schedule 13D/A was filed by AFH Holding & Advisory LLC,  Mr. Heshmatpour and Griffin Ventures, LTD on April 26, 2011 reporting the change in beneficial ownership.

Peggy Kim
April 29, 2011

In addition, per the Staff’s request, the Company hereby provides acknowledgement that:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned with any questions.

Sincerely,

/s/ Amir Heshmatpour

Amir Heshmatpour, Chief Executive Officer

AFH Acquisition IV, Inc.